Exhibit 99.1

PRESS RELEASE

REPORT – ERYTECH’s combined shareholders’ meeting on June 24, 2022

Cambridge, MA (U.S.) and Lyon (France), June 24, 2022 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today announced that its Annual General Meeting was held on Friday, June 24, 2022.

At the meeting, all resolutions for which the Board of Directors recommended a vote in favor were adopted, including:
–Approval of the annual financial statements and consolidated financial statements for the year ended December 31, 2021;
–Allocation of the financial year's results;
–Approval of the statutory auditors’ special report on regulated agreements and commitments with related parties;
–Approval of the elements of total compensation and benefits paid or allocated for the year ended December 31, 2021, to Gil BEYEN, Chief Executive Officer and Jean-Paul KRESS, Chairman of the Board;
–Approval of the compensation policy for executive corporate officers and Board members;
–Renewal of the term of office as Director of:
•Jean-Paul KRESS
•Gil BEYEN
•Philippe ARCHINARD
•Luc DOCHEZ
•Sven ANDRÉASSON following the ratification of his appointment by cooptation
–Renewal of the mandate of KPMG SA as joint statutory auditor;
–Approval of the share subscription and/or purchase options plan adopted by the Board of Directors on July 27, 2021;
–Delegations of authority to the Board of Directors to issue shares or other marketable securities convertible into shares to be issued immediately or in the future by the Company, with or without preferential subscription rights for the shareholders;
–Authorization for the Board of Directors to grant free shares, share subscription and/or share purchase options and/or to issue share subscription warrants to corporate officers and employees of the Company or companies in the ERYTECH Pharma Group.

The full results of all matters voted on at the meeting will be made available on the Company’s website at www.erytech.com, within the Shareholders Meeting/2022 section under the Investors tab.

About ERYTECH and eryaspase (GRASPA®) www.erytech.com
ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.
The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. The proof of concept of eryaspase as a cancer metabolism agent was established in different trials in acute lymphoblastic leukemia (ALL) and pancreatic cancer. An investigator sponsored Phase 2 trial (IST) evaluating the use of eryaspase in ALL patients who developed hypersensitivity reactions to pegylated asparaginase recently reported positive results, based on which the Company intends to request approval in the United States and potentially other territories. The Company is also pursuing a Phase 1 investigator-sponsored clinical trial in first-line pancreatic cancer.

Eryaspase received Fast Track designation from the U.S. Food and Drug Administration (FDA) for the treatment of advanced pancreatic cancer and treatment of acute lymphoblastic leukemia (ALL) patients who have developed hypersensitivity reactions to E. coli-derived pegylated asparaginase. The FDA and the European Medicines Agency have granted eryaspase orphan drug status for the treatment of pancreatic cancer and ALL. Eryaspase is not an approved medicine.
ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and expects to be able to produce for patients in the United States through an anticipated long-term supply agreement with Catalent, operating from ERYTECH’s former GMP facility in Princeton, New Jersey, USA.
ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

CONTACTS

ERYTECH Eric Soyer CFO & COO	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations
+33 4 78 74 44 38 investors@erytech.com	+33 1 44 71 94 94 erytech@newcap.eu